UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35119

Ocera Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

555 Twin Dolphin Drive, Suite 615

Redwood City, California 94065

(650) 475-0150

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.00001 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*	On December 11, 2017, pursuant to the Agreement and Plan of Merger, dated as of November 1, 2017, by and among Ocera Therapeutics, Inc., a Delaware corporation (“Ocera”), MAK LLC, a Delaware limited liability company (“Parent”), MEH Acquisition Co., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Purchaser”) and, for limited purposes, Mallinckrodt plc, an Irish public limited company and the ultimate parent entity of Parent and Purchaser (“Mallinckrodt”), Purchaser merged with and into Ocera, with Ocera being the surviving entity (the “Merger”). As a result of the Merger, Ocera became an indirect wholly owned subsidiary of Mallinckrodt.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ocera Therapeutics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: December 21, 2017		Ocera Therapeutics, Inc.

	By:	/s/ Kathleen A. Schaefer
	Name:	Kathleen A. Schaefer
	Title:	President